Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Indonesia Energy Corporation Limited on Form F-1 of our report dated May 17, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Indonesia Energy Corporation Limited as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, which report appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

March 9, 2022

www.marcumbp.com